UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

MEDBOX, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

584051D 100
(CUSIP Number)

P. Vincent Mehdizadeh
6700 Fallbrook Ave., Suite 289
 West Hills, CA 91307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1. Names of Reporting Persons.
Vincent Chase, Incorporated
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
22,165,625 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
22,165,625 (1)

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
22,165,625 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
54.8% (2)
14. Type of Reporting Person
CO

(1)    Includes 10,000,000 shares of the Common Stock issuable upon conversion at any time of Series A Preferred Stock at a rate of one share of Series A Preferred Stock into five shares of Common Stock.
(2)   The Issuer reported 30,442,517 shares of its Common Stock outstanding as of November 12, 2014.

1. Names of Reporting Persons.
PVM International, Inc.
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
2,968,553

8. Shared Voting Power
0

9. Sole Dispositive Power
2,968,553

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,968,553
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
9.75% (1)
14. Type of Reporting Person
CO

(1)   The Issuer reported 30,442,517 shares of its Common Stock outstanding as of November 12, 2014.

1. Names of Reporting Persons.
Vincent Mehdizadeh
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
25,134,178 (1)

8. Shared Voting Power
0

9. Sole Dispositive Power
25,134,178 (1)

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
25,134,178
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
62.1% (2)
14. Type of Reporting Person
IN

(1)   Includes 22,165,625 shares of Common Stock beneficially owned by Vincent Chase, Incorporated, which includes 10,000,000 shares of Common Stock issuable upon conversion at any time of Series A Preferred Stock at a rate of one share of Series A Preferred Stock into five shares of Common Stock, and 2,968,553 shares of Common Stock held by PVM International, Inc.
(2)   The Issuer reported 30,442,517 shares of its Common Stock outstanding as of November 12, 2014.

This Amendment No. 5 amends and supplements the Schedule 13D originally filed on July 11, 2014, as amended on September 4 and December 23, 2014, and January 13 and February 5, 2015 (“Original Schedule 13D”), by Vincent Chase, Incorporated (“VCI”), PVM International, Inc. (“PVMI”) and Mr. P. Vincent Mehdizadeh (collectively, the “Reporting Person”), relating to the class of common stock, par value $0.001 per share (“Common Stock”) of Medbox, Inc., a California corporation (“Issuer”).  Capitalized terms used but not otherwise defined in this amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.

Item 4.                 Purpose of Transaction

This amendment supplements Item 2 of the Original Schedule 13D by adding the following:

On February 26, 2015, the Reporting Person entered into a Stock Transfer Letter Agreement (“Letter Agreement”), with Lizada Capital LLC, a New Jersey limited liability company (“Lizada Capital”), whereby the Reporting Person has agreed to cause the transfer to Lizada Capital (“Transfer”), of any and all shares of Common Stock held by VCI, totaling approximately Twenty Two Million One Hundred Sixty Thousand (22,160,000) shares, including Two Million (2,000,000) shares of the Issuer’s class of Series A Preferred Stock that are convertible at any time into five (5) shares of Common Stock for each outstanding share of Series A Preferred Stock. The Letter Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.                 Interest in Securities of the Issuer

This amendment revises Item 5 of the Original Schedule 13D as set forth below:

(a)           VCI beneficially owns 22,165,625 shares of Common Stock, including 10,000,000 shares of Common Stock issuable upon the conversion at any time of shares of Series A Preferred Stock at the rate of one share of Series A Preferred Stock into five shares of Common Stock, which represents approximately 54.8% of the Issuer’s outstanding shares of Common Stock.  PVMI beneficially owns 2,968,553 shares of Common Stock, which represents approximately 9.75% of the outstanding shares of Common Stock.  P. Vincent Mehdizadeh controls both VCI and PVMI, and has sole voting and dispositive power over the securities held by each.  As such, Mr. Mehdizadeh may be deemed to beneficially own 25,134,178 shares of Common Stock, which represents approximately 62.1% of the outstanding shares of Common Stock.

(b)           All of VCI’s shares are held directly by VCI, and VCI may be deemed to hold sole voting and dispositive power over 22,165,625 shares of Common Stock beneficially owned by VCI.  All of PVMI’s shares are held directly by PVMI, and PVMI may be deemed to hold sole voting and dispositive power over 2,968,553 shares of Common Stock beneficially owned by PVMI.  Mr. Mehdizadeh controls VCI and PVMI and has sole voting and dispositive power over the securities held by each.

(c)           Since the filing of the last amendment, the Reporting Person has sold additional shares of Common Stock in open market transactions pursuant to a trading plan adopted under Rule 10b5-1 of the Exchange Act and pursuant to a margin call by the Reporting Person’s financial institution, as set forth on Attachment A.  Other than the foregoing transactions, Mr. Mehdizadeh, VCI and PVMI have not effected any other transactions in the Common Stock during the past sixty days.

Item 7.                 Material to be Filed as Exhibits

Exhibit No.                   Description

99.1                               Stock Transfer Letter Agreement, dated as of February 26, 2015, by and among P. Vincent Mehdizadeh, an individual, PVM International, Inc., a California corporation, and Vincent Chase, Incorporated, a California corporation, and Lizada Capital, LLC, a New Jersey limited liability company

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     March 4, 2015

VINCENT CHASE, INCORPORATED
By: /s/ P. Vincent Mehdizadeh
P. Vincent Mehdizadeh, President

PVM INTERNATIONAL, INC.
By: /s/ P. Vincent Mehdizadeh
P. Vincent Mehdizadeh, President

/s/ P. Vincent Mehdizadeh

ATTACHMENT A

Sales of MDBX Common Stock by Reporting Person

Date		Issuer	# Shares	Price	Proceeds
01/02	Sold	MEDBOX INC: MDBX	(500.0000)	5.8500	2,925.00
01/05	Sold	MEDBOX INC: MDBX	(500.0000)	6.3600	3,180.00
01/02	Sold	MEDBOX INC: MDBX	(500.0000)	5.8500	2,925.00
01/05	Sold	MEDBOX INC: MDBX	(500.0000)	6.3600	3,180.00
01/06	Sold	MEDBOX INC: MDBX	(500.0000)	6.7900	3,395.00
01/07	Sold	MEDBOX INC: MDBX	(500.0000)	6.1200	3,060.00
01/08	Sold	MEDBOX INC: MDBX	(500.0000)	6.2860	3,143.00
01/09	Sold	MEDBOX INC: MDBX	(500.0000)	6.2300	3,11500
01/12	Sold	MEDBOX INC: MDBX	(500.0000)	6.4200	3,210.00
01/13	Sold	MEDBOX INC: MDBX	(500.0000)	6.6800	3,340.00
01/14	Sold	MEDBOX INC: MDBX	(500.0000)	6.1980	3,099.00
01/15	Sold	MEDBOX INC: MDBX	(500.0000)	6.0140	3,007.00
01/16	Sold	MEDBOX INC: MDBX	(500.0000)	6.0100	3,005.00
01/20	Sold	MEDBOX INC: MDBX	(500.0000)	6.0500	3,025.00
01/21	Sold	MEDBOX INC: MDBX	(500.0000)	5.9500	2,975.00
01/22	Sold	MEDBOX INC: MDBX	(500.0000)	5.8900	2,945.00
01/22	Sold	MEDBOX INC: MDBX	(6000.000)	10.000	60,000.00
01/23	Sold	MEDBOX INC: MDBX	(500.0000)	4.8100	2,405.00
01/26	Sold	MEDBOX INC: MDBX	(500.0000)	4.8200	2,410.00
01/27	Sold	MEDBOX INC: MDBX	(500.0000)	4.8900	2,445.00
01/28	Sold	MEDBOX INC: MDBX	(500.0000)	4.6200	2,310.00
01/28	Sold	MEDBOX INC: MDBX	(500.0000)	4.6900	2,345.00
01/29	Sold	MEDBOX INC: MDBX	(500.0000)	4.2200	2,110.00
01/29	Sold	MEDBOX INC: MDBX	(500.0000)	4.5200	2,260.00
01/30	Sold	MEDBOX INC: MDBX	(500.0000)	4.1230	2,061.50
01/30	Sold	MEDBOX INC: MDBX	(500.0000)	4.2200	2,110.00
02/02	Sold	MEDBOX INC: MDBX	(500.0000)	4.2100	2,105.00

02/02	Sold	MEDBOX INC: MDBX	(500.0000)	4.1300	2,065.00
02/03	Sold	MEDBOX INC: MDBX	(500.0000)	4.0920	2,046.00
02/03	Sold	MEDBOX INC: MDBX	(500.0000)	3.9800	1,990.00
02/04	Sold	MEDBOX INC: MDBX	(500.0000)	3.7500	1,875.00
02/04	Sold	MEDBOX INC: MDBX	(500.0000)	3.8000	1,900.00
02/05	Sold	MEDBOX INC: MDBX	(500.0000)	3.1822	1,591.10
02/05	Sold	MEDBOX INC: MDBX	(500.0000)	2.9600	1,480.00
02/05	Sold	MEDBOX INC: MDBX	(125,820.0)	2.3516	295,878.31
02/06	Sold	MEDBOX INC: MDBX	(500.0000)	2.2400	1,120.00
02/06	Sold	MEDBOX INC: MDBX	(500.0000)	1.6400	820.0000
02/06	Sold	MEDBOX INC: MDBX	(300,000.0)	1.6552	496,560.00
02/09	Sold	MEDBOX INC: MDBX	(100,000.0)	2.1895	218,950.00
02/09	Sold	MEDBOX INC: MDBX	(50,000.00)	3.0000	150,000.00
02/09	Sold	MEDBOX INC: MDBX	(500.0000)	1.6600	830.0000
02/09	Sold	MEDBOX INC: MDBX	(500.0000)	2.0000	1,000.00
02/10	Sold	MEDBOX INC: MDBX	(500.0000)	2.3200	1,160.00
02/10	Sold	MEDBOX INC: MDBX	(500.0000)	1.9680	984.0000
02/10	Sold	MEDBOX INC: MDBX	(250,000.0)	1.8754	468,850.00
02/11	Sold	MEDBOX INC: MDBX	(500.0000)	1.9400	970.0000
02/11	Sold	MEDBOX INC: MDBX	(500.0000)	1.9500	975.0000
02/11	Sold	MEDBOX INC: MDBX	(50,000.0)	1.7785	88,925.00
02/12	Sold	MEDBOX INC: MDBX	(500.0000)	1.8000	900.0000
02/12	Sold	MEDBOX INC: MDBX	(500.0000)	1.5900	795.0000
02/12	Sold	MEDBOX INC: MDBX	(150,000.0)	1.616	242,400.00
02/13	Sold	MEDBOX INC: MDBX	(500.0000)	1.6600	830.0000
02/13	Sold	MEDBOX INC: MDBX	(170,000.0)	1.4914	253,538.00

EXHIBIT INDEX

Exhibit No.	Description	Page No.
99.1
Stock Transfer Letter Agreement, dated as of February 26, 2015, by and among P. Vincent Mehdizadeh, an individual, PVM International, Inc., a California corporation, and Vincent Chase, Incorporated, a California corporation, and Lizada Capital, LLC, a New Jersey limited liability company